Exhibit 99.1

PRESS RELEASE

ASPEN APPOINTS NEW DIRECTOR

HAMILTON, Bermuda – March 25, 2021 – Aspen Insurance Holdings Limited (“Aspen” or the "Company”) announced today that Tammy Richardson-Augustus has been appointed to its Board as a Non Executive Director.

Ms Richardson-Augustus is a partner at Appleby Global, one of the world’s leading international law firms, which advises public and private companies, financial institutions and private individuals.

She joined Appleby Global in 1998 practising securities and funds work in Bermuda and Hong Kong. Ms Richardson-Augustus maintains a diversified business transactions practice, with emphasis on domestic and international mergers and acquisitions, joint ventures, capital markets and securities, secured and unsecured lending transactions and general corporate governance matters. She has extensive experience working with clients in a wide range of industries, including in energy, oil and gas exploration, and maritime shipping.

Among other accolades, Ms Richardson-Augustus has been recognised as a ‘Leading Individual’ in the Banking, Finance and Capital Markets category by Legal 500 Caribbean. She is also a member of the Bermuda Bar Association, a justice of the peace, and serves with a number of Bermudian community organisations.

Mark Cloutier, Executive Chairman and Group Chief Executive Officer, commented: “I am delighted to welcome Tammy to the Aspen Board. Her extensive experience across a range of diverse sectors will make her an excellent addition to our strong Board of Directors. Tammy will bring new insights and experiences to the Aspen leadership and I look forward to working with her, and fellow Directors, as we continue our transformation journey.”

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For further information:

Media
Peter Krinks
Senior Group Communications Manager
peter.krinks@aspen.co
+44 (0)20 7184 8544

About Aspen Insurance Holdings Limited

Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2019, Aspen reported $12.6 billion in total assets, $7.0 billion in gross reserves, $2.7 billion in total shareholders’ equity and $3.4 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC, and an “A” (“Excellent”) by A.M. Best Company Inc. For more information about Aspen, please visit www.aspen.co.

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